Filed by: National Penn Bancshares, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Securities Act File No.: 333-101689
                                        Subject Company: FirstService Bank



National Penn Bancshares Named for Fifth Consecutive Year to Staton Institute's List of America's Finest Companies

BOYERTOWN, Pa., Jan 30, 2003 /PRNewswire-FirstCall via COMTEX/ --

National Penn Bancshares, Inc. (NPBC) is pleased to announce that it was recognized in the 2003 Edition of the Staton Institute's America's Finest Companies Annual Investment Directory. This is the fifth consecutive year that NPBC was named to the list.

This year's list contains 311 companies out of over 19,000 public US-based companies. To be included, companies must have at least 10 straight years of higher earnings and/or dividends per share. National Penn just completed its 25th consecutive year of higher earnings and dividends.

The Staton Institute recognized National Penn with additional distinctions this year. NPBC ranked 11th on Staton's list of 21 Earnings All-Stars. This list is comprised of select companies that have achieved higher earnings per share for at least 20 consecutive years.

NPBC also was named one of America's Smartest Companies due to our achievement of posting at least 10 straight years of higher earnings per share and paying a higher cash dividend every year since 1991 or earlier. Fewer than 16% of the companies in the America's Finest Companies annual listing qualify to be in this elite group. Out of all publicly traded companies in the US, the companies named as America's Smartest are in the top 0.3%.

According to Wayne R. Weidner, chairman of NPBC, "Being consistently named to this elite group of companies speaks highly of the performance of our board, officers and employees. National Penn is committed to providing value to our shareholder base while offering high quality financial products and services for our customers. We are honored to receive these recognitions."

National Penn Bancshares, Inc. (Nasdaq: NPBC) is a $2.9 billion financial services company headquartered in Boyertown, PA. NPBC currently operates 58 community offices in southeastern Pennsylvania through National Penn Bank and two community offices in southeastern Pennsylvania through Panasia Bank N.A. Panasia Bank N.A. also operates four community offices in the northern New Jersey marketplace and one office in Annandale, Virginia. Trust and investment management services are provided through Investors Trust Company; brokerage services are provided through Penn Securities, Inc.; mortgage banking activities are provided through Penn 1st Financial Services, Inc.; and leasing products are offered through National Penn Leasing Company. National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on National Penn's Web site at www.nationalpennbancshares.com.

SOURCE National Penn Bancshares, Inc.

Karen L. Troutman, Public Relations Director, National Penn

Bancshares, +1-610-369-6365

http://www.nationalpennbancshares.com

The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission ("SEC").

     National Penn urges shareholders of FirstService Bank and other investors to read the proxy statement/prospectus included in the registration statement on Form S-4 which National Penn filed with the SEC in connection with the proposed merger of FirstService into National Penn Bank. This proxy statement/prospectus contains important information about National Penn, FirstService Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. The proxy statement/prospectus is available for free on the SEC's web site at http://www.sec.gov. It is also available for free from National Penn and FirstService. You may direct such a request to either of the following persons:

          A. Lee Roberts                   Sandra L. Spayd
          Secretary                        Secretary
          FirstService Bank                National Penn Bancshares, Inc.
          152 N. Main Street               Philadelphia and Reading Avenues
          Doylestown, PA 18901             Boyertown, PA 19512
          Phone:(215) 230-6398             Phone:(610) 369-6202

     In addition to the registration statement and proxy statement/prospectus, National Penn files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.